# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solaris Energy Infrastructure, Inc., CIK 0001697500
CUSIP: 83418M103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9651 Katy Freeway, Suite 300, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 11/04/2025
Filed by CIK 0002036327
Persons authorized to receive notices and communications: John Tuma, 327 N. Commerce Street, Centerville, Texas (TX), 75833, (909) 390-3962

## Reporting persons
- KTR Management Company, LLC (CIK 0002036327): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (3.94% of the class)
  Comment: (1) Represents 2,000,000 shares of Class B common stock, par value $0.00 per share ("Class B common stock"), of Solaris Energy Infrastructure, Inc., a Delaware corporation (the "Issuer"), and an equal number of units ("Solaris LLC Units") of Solaris Energy Infrastructure, LLC, a Delaware limited liability company ("Solaris LLC") and operating subsidiary of the Issuer, held by KTR Management Company, LLC, a Texas limited liability company ("KTR"). Shares of the Issuer's Class B common stock (together with a corresponding number of Solaris LLC Units) are exchangeable for shares of the Issuer's Class A common stock, par value $0.01 per share ("Class A common stock," and together with the Class B common stock, "Common Stock"), on a one-for-one basis.
  
  (2) The percentage calculation is based on an aggregate of 50,802,385 shares of Common Stock, which is comprised of (a) 48,802,385 shares of the Class A common stock as of October 31, 2025, as reported in the Issuer's most recent Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 6, 2025 and (b) 2,000,000 shares of the Class B common stock held by KTR.
- John Tuma (CIK 0002036391): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (3.94% of the class)
  Comment: (1) Represents 2,000,000 shares of Class B common stock, par value $0.00 per share ("Class B common stock") of Solaris Energy Infrastructure, Inc., a Delaware corporation (the "Issuer"), and an equal number of units ("Solaris LLC Units") of Solaris Energy Infrastructure, LLC, a Delaware limited liability company and operating subsidiary of the Issuer ("Solaris LLC"), held by KTR Management Company, LLC, a Texas limited liability company ("KTR"). Shares of Class B common stock (together with a corresponding number of Solaris LLC Units) are exchangeable for shares of the Issuer's Class A Common Stock, par value $0.01 per share ("Class A common stock," and together with shares of Class B common stock, the "Common Stock"), on a one-for-one basis.
  (2) The percentage calculation is based on an aggregate of 50,802,385 shares of Common Stock, which is comprised of (a) 48,802,385 shares of the Class A common stock as of October 31, 2025, as reported in the Issuer's most recent Quarterly Report on Form 10-Q, filed with the SEC on November 6, 2025 and (b) 2,000,000 shares of the Class B common stock held by KTR.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Solaris Energy Infrastructure, Inc.
Address of issuer's principal executive offices: 9651 Katy Freeway, Suite 300, Houston, Texas (TX), 77024

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 4, 2025, KTR (i) converted 2,114,783 shares of the Issuer's Class B common stock and an equal number of Solaris LLC Units into 2,114,783 shares of the Issuer's Class A common stock in accordance with the terms of the Second Amended and Restated Limited Liability Company Agreement of Solaris LLC, dated as of May 11, 2017, as amended from time to time, pursuant to which Solaris LLC Units (together with a corresponding number of shares of the Issuer's Class B common stock) are exchangeable from time to time for shares of the Issuer's Class A common stock, and (ii) sold 2,114,783 shares of the Issuer's Class A common stock at a price per share of $50.15.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) - (b) The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons and, for such Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D/A and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D/A, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer's securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- KTR Management Company, LLC: /s/ John Tuma, John Tuma/President (11/06/2025)
- John Tuma: /s/ John Tuma, John Tuma (11/06/2025)